Exhibit 99.2

CUSIP No.	92839U107	Page	56	of	66 Pages

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel (212) 259-8530
fax (212) 259-6538
mbienenstock@dl.com
March 8, 2010
VIA EMAIL
Board of Directors of Visteon Corporation
c/o Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn.: Jamie Sprayregen, Esq.

Re:	In re Visteon Corporation, Chapter 11 Case No. 09-11786 (Jointly Administered) (CSS)
Dear Members of the Board of Directors:
     We represent an ad hoc committee of equityholders (the “Ad Hoc Equity Committee”), the members of which collectively hold 7.3% of the outstanding common stock of Visteon Corporation (the “Company”).1 In light of the significant and ongoing improvement in the Company’s financial performance and outlook, we believe it is imperative that the Board consult the Company’s owners and their advisors to help develop a revised chapter 11 plan. Given that the Company is in the final phase of its chapter 11 case with a hearing pending shortly to approve its existing disclosure statement, we submit time is of the essence and the Board should consult with our clients immediately.
     On December 17, 2009, the Debtors filed their Joint Plan of Reorganization and related Disclosure Statement. In general, the plan provides for recovery for the Debtors’ secured debt in the form of new secured debt and more than 95% of the equity in the reorganized Debtors. The plan provides no recovery for general unsecured claimholders and, thus, no recovery for holders of the Company’s equity securities.
     The projections in the Debtors’ Disclosure Statement, issued in support of its proposed plan just two weeks before the end of the 2009 fiscal year, present a portrait of the Company’s

[1]	The members of the Ad Hoc Equity Committee may also hold other Visteon securities from time to time.
New York | London multinational partnership | Washington, DC
Albany | Almaty | Beijing | Boston | Brussels | Chicago | Doha |Dubai
Frankfurt | Hong Kong | Houston | Johannesburg (pty ) ltd. | Los Angeles | Madrid | Milan | Moscow
Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon Valley | Warsaw

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Visteon Board
March 8, 2010

fiscal health which appears increasingly inaccurate with each passing month of improved financial performance. On February 26, 2010, the Company filed its quarterly earnings and Annual Report which revealed that the Company produced sales, gross margin, EBITDA and net income for 2009 materially higher than that forecast in the Disclosure Statement. The Company’s January Monthly Operating Report provides evidence that the financial performance continues to improve. Likewise, cash on hand, which had been projected on December 17th to be $777 million actually totaled $1.095 billion at December 31, 2009. The Company’s Chairman and CEO, Donald J. Stebbins, underscored this improved financial outlook in a press release that coincided with the release of the Annual Report:
As vehicle volumes increase and the macro-economic environment improves, we are well-positioned to win and retain business from customers around the world who recognize the benefits of Visteon’s product quality, innovative technologies, and strong global engineering and manufacturing footprint.
     Considering that the financial projections in the Disclosure Statement were prepared with the benefit of having actual results for the first three quarters of 2009, the magnitude of the difference between actual 4th quarter results and those implied by the December 17th forecast is all the more striking. Given current trading prices of the Company’s debt and equity securities, which have increased sharply since February 26th, it appears that our clients are not the only ones who view your proposed Disclosure Statement’s bearish financial projections used to justify a low valuation of the Company with an understandable dose of skepticism. As such, there is no meritorious basis for the Company to exclude its shareholders from significant distributions under a revised chapter 11 plan and the necessary discussions to overhaul the Debtors’ proposed restructuring.
     There is a practical incentive for creditors to argue for a low valuation of the Company in order to receive securities that will actually provide them a windfall well above payment in full of their claims, all at the expense of existing equity. Accordingly, the Board’s fiduciary duty to its shareholders compels it to take immediate action to ensure that your proposed plan and disclosure statement are revised to reflect the new reality of the Company’s financial picture and these chapter 11 cases.
     We hope to work collaboratively with the Board and management to ensure that this happens. The shareholders are the Company’s owners, and we trust the Board and management will act in accordance with the shareholders’ best interests.
     To that end, we request a meeting with the Board, financial advisors, counsel, and the Company’s management no later than March 12, 2010 to discuss appropriate modifications to the Plan. Because time is of the essence, we ask that you please respond to our request for a

CUSIP No.	92839U107	Page	58	of	66 Pages
Visteon Board
March 8, 2010

meeting by 5:00 p.m. (New York Time) on Tuesday, March 9, 2010.
     We look forward to your response.
Sincerely,
/s/ Martin J. Bienenstock
Martin J. Bienenstock
MJB/ds
CC:
Marc Kieselstein, Esq.